VERITEX HOLDINGS, INC.
February 23, 2017
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Era Anagnosti, Legal Branch Chief

Re: Veritex Holdings, Inc.
Registration Statement on Form S-4
File No. 333-215649

Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Veritex Holdings, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 so that it will become effective at 12:00 p.m., Eastern Time, on February 27, 2017, or as soon thereafter as is practicable.
Please contact Justin M. Long, Esq. of Norton Rose Fulbright US LLP at (512) 536-2460 with any questions you may have regarding this request. In addition, please notify Mr. Long by telephone when this request for acceleration has been granted.

Respectfully,

VERITEX HOLDINGS, INC.
By: /s/ C. Malcom Holland, III
Name: C. Malcom Holland, III
Title: Chairman and Chief Executive Officer

cc:    Justin M. Long, Esq., Norton Rose Fulbright US LLP